CONSENT OF INDEPENDENT AUDITORS
We consent to the reference to our firm in Exhibit 12.1 under the caption “Independent Registered Chartered Accountants”, and to the use of our report dated August 9, 2006 (except Notes 26 and 27, as to which the date is June 8, 2007) with respect to the consolidated financial statements of HQI Transelec Chile S.A. and subsidiary, and to the use of our report dated June 27, 2007 with respect to the consolidated financial statements of ETC Holdings Ltd. and subsidiaries, included in the Registration Statement on Form 20-F and related Canadian Prospectus and U.S. Information Statement of Brookfield Infrastructure Partners L.P. for the qualification of the special dividend of limited partnership units of Brookfield Infrastructure Partners L.P. by Brookfield Asset Management Inc.

ERNST & YOUNG LTDA. Santiago, Chile November 19, 2007

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